SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes ___       No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ___       No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___       No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases dated March 24, 2005, announcing that Delmia Corp., a Dassault Systèmes company, today announced that BAE SYSTEMS is using DELMIA digital manufacturing tools to assist in the design–for–maintenance requisite of the F-35 Joint Strike Fighter (JSF) program.

BAE SYSTEMS Uses DELMIA to Ensure
Maintainability of F-35 Joint Strike Fighter

Simulations prove out work area accessibility and clearances

Auburn Hills, Mich., USA and Manchester, U.K., March 24, 2005 — Delmia Corp., a Dassault Systèmes company (NASDAQ: DASTY; Euronext Paris: No. 13065, DSY.PA), today announced that BAE SYSTEMS is using DELMIA digital manufacturing tools to assist in the design-for-maintenance requisite of the F-35 Joint Strike Fighter (JSF) program.

With the stated four criteria of the JSF program being that the three variant aircraft are “lethal, survivable, supportable and affordable,” maintainability becomes extremely important. BAE SYSTEMS has applied DELMIA ENVISION Ergo software to ensure that 90% of all the selected maintenance tasks on the aft fuselage can be carried out by all of the pre-determined maintenance personnel.

Ahmed Rawat, Reliability and Maintainability (R&M) specialist at BAE SYSTEMS, explained: “The simulation toolset has been used to ascertain clearances for maintenance of the fuselage once the aircraft is in use. We have been exploring whether there is adequate access to the fasteners and equipment using collision detection by simulating the maintenance bays that have minimized access. Our simulations for maintenance items, such as hand tooling, have taken the form of quick simulations rather than detailed studies. These are then used by manufacturing engineers to further confirm their concepts and also to give greater confidence to the maintenance engineers.

“Maintenance specialists have helped design support equipment,” continued Rawat, “defining clearances and sizes of lifting components. One prime example includes a component jack used to attach batteries and actuators. Initial calculations showed that just 15% of tilting movement was necessary. However, the simulation using DELMIA ENVISION identified that a 27% tilt angle was actually required.”

ENVISION has also been used to create and analyze the entire aft fuselage assembly line at a very early stage in the design process, allowing iterative improvements along the way. Simulations have been created to examine clearances for the manufacture of the fuselage, the installation of equipment and the final assembly of the structure, which will occur at Fort Worth. The F-35 will be the first modern jet fighter built on a moving production line, with a planned production run of more than 2,500 aircraft for the US and the UK. DELMIA solutions are being used throughout the JSF program in collaboration with BAE SYSTEMS’ US partner, Lockheed Martin Company.

“We find that simulation is the perfect method of conveying any difficulties we might have and proving out a solution,” concluded Rawat, “especially as the engineering team behind the F-35 is international. Our final step will be the creation of detailed simulations for the different F-35 variants once the design is fully mature. However, our early involvement is a testament to the success of concurrent engineering on this project.”

Note to Editor:
The F-35 is a next-generation, supersonic, multi-role stealth aircraft designed to replace the AV-8B Harrier, A-10, F-16, F/A-18 Hornet and the United Kingdom’s Harrier GR.7 and Sea Harrier. Lockheed Martin is developing the F-35 in conjunction with Northrop Grumman and BAE SYSTEMS. Companies worldwide are participating in the F-35‘s development.

About BAE Systems
BAE SYSTEMS operates in international markets around the globe producing annual sales of some £12 billion. BAE SYSTEMS designs, manufactures, and supports military aircraft, surface ships, submarines, space systems, radar, avionics, C4ISR, electronic systems, guided weapons and a range of other defence products, many of these with international partners. Key skills include systems integration, complex software and hardware development and advanced manufacturing. In aviation, the company takes a leading role in joint programmes for military and civil aircraft such as Eurofighter, Joint Strike Fighter and Airbus in partnership with the world’s other leading aircraft companies. The company’s research and development projects cover the spectrum of technologies, materials and synthetic environments, such as virtual reality and 3D modeling. Information about BAE SYSTEMS is available at http://bae-systems.com

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

DELMIA Press Contact	Delmia Corp. Press Contact – US:	Dassault Systemes Press
United Kingdom:	Nancy Lesinski	Contact:
Sarah Cockburn-Price	French & Rogers (for Delmia Corp.)	Anthony Maréchal (Europe)
+44 (0)161 789 8108	+1 248 641 0044	+33 1 55 49 84 21
sarah@cockburn-price.com	n.lesinski@french-rogers.com	anthony marechal@ds-fr.com

Derek Lane (Americas)
+ 1 818 673-2243
derek lane@ds-us.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 24, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration